FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                          For the month of January 2003

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F    X                                  Form 40-F
                  ---                                          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

      Yes                                             No    X
          ---                                              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 - ______________________.


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Press Release of January 31, 2003

BUENOS AIRES, Jan. 31 - Multicanal S.A. (the "Company") today announced that it is launching an offer to purchase (the "Cash Tender Offer") for cash U.S.$100 million of its 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125% Series E Notes due 2009, Series C 10 1/2% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (the "Bank Debt" and together with the Existing Notes, the "Existing Debt") at a price of U.S.$300 per U.S.$1,000 aggregate principal amount of Existing Debt tendered for purchase. The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is tendered for purchase in the Cash Tender Offer. As of September 30, 2002, the aggregate principal amount of the Existing Debt outstanding was U.S.$524.8 million. The Cash Tender Offer will expire at 5:00 P.M., New York City time, on March 3, 2003, unless extended.

The Company also announced that as early as practicable after the date hereof it intends to solicit from holders of its Existing Debt (the "APE Solicitation") powers of attorney in favor of an attorney-in-fact, to execute an acuerdo preventivo extrajudicial (the "APE"). The APE Solicitation will be subject to several conditions precedent, including (a) the execution of an APE by the Company and an attorney-in-fact representing holders of at least U.S.$380 million aggregate principal amount of Existing Debt in accordance with the terms prescribed by Argentine law to make such agreement enforceable in Argentina for purposes of Chapter VII, Title II of the Argentine Bankruptcy Law; provided that the participants agree in the aggregate to allocate their Existing Debt between the two options presented to them, which are described below, so that the level of participation in one option does not exceed by more than 10% the level of participation in the other option (as a percentage of the total consideration being offered in each of such options) and (b) U.S.$100 million aggregate principal amount of Existing Debt shall have been tendered by holders in the Cash Tender Offer announced today.

Upon approval (homologacion) of the APE by the Bankruptcy Court (the "Court Approval"), each holder that accepted the APE Solicitation will receive, at its option, either (a) U.S.$1,000 principal amount of the Company's 10-Year Step-Up Notes (the "10-Year Notes") or (b) U.S.$315 principal amount of either (i) the Company's 7-Year 7% Notes (the "7-Year Fixed Rate Notes") or (ii) the Company's 7-Year Floating Rate Notes (the "7-Year FRNs", together with the 7-Year Fixed Rate Notes, the "7-Year Notes", and the 7-Year Notes together with the 10-Year Notes, the "New Notes"), and 598 of the Company's class C shares of common stock (the "Shares") for each U.S.$1,000 principal amount of Existing Debt tendered in connection with the APE Solicitation. In addition, the Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is exchanged pursuant to the APE.

Background of the Restructuring

The recession affecting the Argentine economy since 1998 and the prolonged and profound decline in economic activity, in addition to the lack of financing alternatives in the local and international markets, has materially adversely affected our ability to service our Existing Debt. In 2001, our operations continued to be adversely affected by the downturn in the Argentine economy. We were able to remain current on our Existing Debt through 2001. However, our debt service burden became unsustainable after the devaluation of the peso and in February 2002 we first defaulted on the payment of our Existing Debt.

In response to the crisis, we focused initially on preserving the ongoing viability of our operations and, once that was assured, decided to address the long-term restructuring of our balance sheet that is dictated by our reduced cash flows. Accordingly, our first priority was to manage our cash flows and align our operating costs, to a large extent denominated in U.S. dollars, with our peso-denominated revenues, so as to ensure that we could continue to provide services to our customers. During 2002, we renegotiated various contracts, including our contracts with programming suppliers, to convert substantially all our U.S. dollar-denominated costs to peso-denominated costs for 2002, subject to adjustment to reflect changes in our subscriber base and our ability to increase subscription fees. Through this renegotiation, we obtained significant cost reductions.

Our strategy has been consistently based on the premise that the continuation of our operations offers our creditors the best prospects for a recovery. To this end, our management has focused on the following measures:

     o    continuing to provide services to our customers;

     o    maintaining access to suppliers of programming;

     o    reducing expenses;

     o    renegotiating programming and other contracts;

     o    deferring non-essential capital expenditures; and

     o    reducing labor costs.

Since February 2002, we have defaulted on all principal and interest payments in respect of all of our Existing Debt, except for certain interest payments on certain of our Bank Loans affected by the mandatory "pesification" decreed by the Argentine government. In the fourth quarter of 2002, we began informal consultations with certain of our largest creditors.

The recent filings of at least 22 involuntary bankruptcy petitions against us required us to act promptly to seek a consensual restructuring of our Existing Debt or otherwise file for court protection in a voluntary insolvency proceedings ("Concurso").

The Offer and the proposed APE Solicitation are part of the Company's overall plan to restructure its Existing Debt outside of a Concurso or an involuntary insolvency proceeding ("Quiebra"). If the Company's restructuring plan fails, the Company may be forced to commence a Concurso or be forced into a Quiebra.

As a result of these factors the Company has launched the Cash Tender Offer and intends to launch the APE Solicitation. If the Cash Tender Offer is successful, we will reduce our outstanding Existing Debt by U.S.$100 million.

Conditions to the Cash Tender Offer

The Cash Tender Offer is subject to several conditions precedent, including (a) U.S.$100 million aggregate principal amount of Existing Debt shall have been tendered by holders of Existing Debt (b) the Company's controlling shareholders shall have made an irrevocable cash contribution of U.S.$10 million to the Company on or after the date of the Offer and (c) the execution of an APE by the Company and an attorney-in-fact representing holders of at least U.S.$380 million aggregate principal amount of Existing Debt in accordance with the terms prescribed by Argentine law to make such agreement enforceable in Argentina for purposes of Chapter VII, Title II of the Argentine Bankruptcy Law; provided that the participants agree in the aggregate to allocate their Existing Debt between the two options presented to them so that the level of participation in one option does not exceed by more than 10% the level of participation in the other option (as a percentage of the total consideration being offered in each of such options).

Summary of the Terms of the New Notes and the Shares

The New Notes

Interest on the 7-Year Fixed Rate Notes will accrue on the principal amount at a rate of 7% per annum from the date of the Court Approval to (but excluding) maturity, which shall be seven years from the date of the Court Approval, payable semi-annually in arrears every six months commencing on the date that is six months after the date of the Court Approval. Regardless of when the 7-Year Fixed Rate Notes are actually issued, interest will accrue from the date of the Court Approval, and the first interest payment date will be six months thereafter.

Interest on the 7-Year FRNs will accrue from the date of the Court Approval and will bear interest on the outstanding principal amount at an annual interest rate equal to the six-month LIBOR plus a margin that is equal to the difference between (i) seven percent and (ii) the 7-year US SWAP rate, as indicated by Bloomberg on page IRSB18 as of 4:00 p.m. on the business day immediately preceding the date of the Court Approval, payable semi-annually in arrears every six months commencing on the date that is six months after the date of the Court Approval. The Company will be entitled to prepay any outstanding principal amount in whole or in part at any time, subject only to customary broken funding fees. The maturity date of the 7-Year FRNs will be the date that is seven years after the date of the Court Approval.

The principal amount of the 7-Year Notes will be due in installments, with such installments being due on the third (5% of outstanding principal amount), fourth (10% of outstanding principal amount), fifth (15% of outstanding principal amount) and sixth anniversary of the date of the Court Approval (20% of outstanding principal amount). Any outstanding principal amount will be due at maturity.

Interest on the 10-Year Notes will accrue from the date of the Court Approval at a rate of 2% per annum to (but excluding) the fourth anniversary of the date of the Court Approval, thereafter at 3% per annum to (but excluding) the eighth anniversary and thereafter at 4% per annum to (but excluding) the maturity of the 10-Year Notes, which shall be 10 years from the date of the Court Approval. Interest will be payable semi-annually in arrears every six months commencing on the date that is six months after the date of the Court Approval.

The New Notes will have customary (a) affirmative covenants, including delivery of financial statements, compliance with laws and maintenance of property and insurance, (b) negative covenants, including limitations on liens, mergers, consolidations, transactions with affiliates, sales of assets and total consolidated indebtedness (for the 7-Year Notes), and (c) events of default, including nonpayment of principal and interest, failure to comply with covenants, cross-acceleration above U.S.$5 million, bankruptcy events and material judgments. The Company will also be obligated to pay additional amounts under the New Notes in certain circumstances. The New Notes will constitute obligaciones negociables (non-convertible negotiable obligations) under Argentine law. The New Notes will be issued only after the Court Approval. The 7-Year Notes will have the benefit of a cash sweep mechanism requiring the Company to apply every six months 50% of its available excess cash to prepay principal amounts outstanding under the 7-Year Notes, ratably.

The Shares

The Shares may represent up to approximately 34% of the Company's fully diluted equity after Court Approval. The Shares will each have one vote per share and will be entitled to elect, as a class, three directors of our nine directors so long as the Shares represent at least 30% of the outstanding capital stock as of the time of the election, two directors so long as the Shares represent at least 20% of the outstanding capital stock as of the time of the election, and one director so long as the Shares represent at least 11.11% of the outstanding capital stock as of the time of the election. The Shares will not be authorized for public offering in or outside of Argentina.

Each Share will be convertible, at the option of the holder, into one class D share of the Company, with each such class D share having one vote per share. The Company has agreed to use its best efforts to cause the class D shares to be approved for trading on the Buenos Aires Stock Exchange by no later than 270 days after the date of the Court Approval. Holders of class D shares shall also be entitled to elect, as a class, three directors of our nine directors so long as the class D shares represent at least 30% of the outstanding capital stock as of the time of the election, two directors so long as the class D shares represent at least 20% of the outstanding capital stock as of the time of the election, and one director so long as the class D shares represent at least 11.11% of the outstanding capital stock as of the time of the election.

The directors elected by the holders of the Shares, and the holders of the Shares acting as a class, will have veto rights with respect to certain decisions so long as the Shares represent at least 15% of the total share capital. The Shares will also be subject to customary drag along provisions and have the benefit of customary tag along rights.

As discussed above, the Shares will be subject to certain transfer restrictions in and outside of Argentina. In addition, neither the Shares nor the class D shares have been registered under the Securities Act of 1933 and such securities may not be transferred or sold in the United States except pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act.

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER IS PROHIBITED, AND NEITHER THE APE NOR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE, IF APPROVED, MAY BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED. THE COMPANY DOES NOT INTEND TO REGISTER THE APE OR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF THE APE OR SUCH SECURITIES IN ANY JURISDICTION OTHER THAN THOSE AS IT MAY FROM TIME TO TIME PUBLISH.

The Depositary for the Cash Tender Offer is JPMorgan Chase Bank. The Information Agent for the Cash Tender Offer is D.F. King & Co., Inc. and its telephone number is (212) 493-6920.


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 MULTICANAL S.A.



Buenos Aires, Argentina, January 31, 2003        By:  /s/ Adrian Meszaros
                                                       -------------------
                                                       Adrian Meszaros
                                                       Chief Financial Officer